EXHIBIT 99.1

Cellectis to Present Preclinical Data on UCARTMESO Supporting Anti-Tumor Activity at the Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting

NEW YORK, Oct. 12, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a gene-editing platform company with clinical-stage immuno-oncology programs using allogeneic chimeric antigen receptor (CAR)-T cells and gene therapy programs for genetic diseases, announced today that pre-clinical data that support anti-tumor activity of UCARTMESO will be presented at the Society for Immunotherapy of Cancer’s 36th Annual Meeting (SITC 2021), to be held in Washington, D.C. and virtually on November 10 to 14, 2021.

Cellectis will present a poster on UCARTMESO, an allogeneic CAR-T cell product candidate targeting mesothelin - expressing solid tumors. Mesothelin is a tumor-associated antigen that is highly and consistently expressed in mesothelioma and pancreatic cancer and is also over-expressed in subsets of other solid tumors (ovarian cancer, non-small cell lung cancer, gastric cancer, triple-negative breast cancer). UCARTMESO also leverages its TALEN® gene editing technology to resist immune suppression mediated by TGFβ.

Last May, during its Innovation Days, Cellectis announced the development of the new pre-clinical UCART product candidates targeting B-cell lymphomas and venturing for the first time into the solid tumor space.

Presentation Details:

Title: Mesothelin (MSLN) targeting allogeneic CAR-T cells engineered to overcome tumor immunosuppressive microenvironment
Poster Number: 143
Presenter: Roman Galetto, Ph.D, Director, Preclinical and Program Management
Date/Time: Friday November 12, 7:00AM - 8:30PM, Walter E. Washington Convention Center, Poster Hall (Hall E)

Full text of the abstracts will be released on the SITC website at 7:00 a.m. ET on November 12, 2021.

About Cellectis
Cellectis is a gene editing company, developing first of its kind therapeutic products. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to achieve therapeutic gene editing in hemopoietic stem cells for various genetic disorders. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing cell therapy product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system in order to treat diseases with unmet medical needs.
As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.
Cellectis headquarters are in Paris, France, with locations in New York City, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Investor Relation contact:
Eric Dutang, Chief Financial Officer, +1 (646) 630 1748, investor@cellectis.com

Forward-looking Statements

This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  20211012_SITC_press_release_ENGLISH_PW_MBT (https://ml.globenewswire.com/Resource/Download/4038000b-ee90-432d-ba14-f66604e4d925)